DLA Piper US LLP

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

www.dlapiper.com

Robert H. Bergdolt

robert.bergdolt@dlapiper.com

T  919.786.2002

F  919.786.2200

April 8, 2008

Via Courier and EDGAR

Michael McTiernan, Special Counsel

Angela McHale, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561 CF/AD8

Washington, D.C. 20549

Re:	KBS Real Estate Investment Trust II, Inc.

Amendment No. 2 to Registration Statement on Form S-11

Filed on April 8, 2008

File No. 333-146341

(Confidential, For Use of the Commission Only)

Dear Mr. McTiernan and Ms. McHale:

On behalf of our client, KBS Real Estate Investment Trust II, Inc. (the “Company”), a Maryland corporation, and pursuant to applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find the attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 2 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 2”).

Amendment No. 2 includes revisions in response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to Charles J. Schreiber, Jr., Chief Executive Officer of the Company, dated March 7, 2008 (the “Comment Letter”). This letter provides responses to the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 2 along with four additional copies marked to indicate the location of changes from the Company’s second filing on February 19, 2008, together with copies of this response letter as filed with the Commission. The page numbers included in our responses refer to the clean, unmarked courtesy copies of Amendment No. 2.

What are the fees that you will pay..., page 11

1.	In the “Other Organization and Offering Expenses” section, we note your revised disclosure relating to expense reimbursements to participating broker-dealers. Please revise here or in the table in the body of the prospectus to clarify what types of other expenses may be included. In addition, we note from your disclosures on page II-1 that you expect to reimburse broker-dealer “installation cost.” Please advise us what this cost includes.

In special cases, subject to applicable FINRA limitations, the Company may agree with one or more broker dealers to reimburse them for technology costs associated with the offering, other costs and expenses related to such technology costs, and other costs and expenses associated with the facilitation and marketing of the shares in connection with this offering. The “installation cost” referred to on page II-1 of the Registration Statement includes these possible expenses. An example of this type of cost includes the broker-dealer’s costs to set up and test its IT platform to enable it to coordinate with the transfer agent’s system. Another example includes the costs incurred by the broker dealer to adjust its systems resulting from a change by the Company to its volume discounts or other change to its pricing terms. We have revised the disclosure on page 13 under “Other Organization and Offering Expenses,” page 63 in footnote 1 to “Other Organization and Offering Expenses,” pages 80 and 81 in the “Management Compensation” section and pages 175 and 176 in the “Plan of Distribution” section to clarify that these are the types of expenses that may be reimbursed to participating broker-dealers in special cases. We have also revised the language on page II-1 to refer to “Expense reimbursement for broker-dealer technology and other costs.”

Our board’s loyalties to KBS REIT I..., page 33

2.	Please include a discussion of fees paid to your independent director nominees through other programs affiliated with the advisor. Please disclose the amounts paid in 2007.

We have revised our disclosure at pages 35 and 89 and 90 to discuss the compensation that may be paid to our independent directors by KBS REIT I. We have also included the compensation earned and paid to these directors for the year ending December 31, 2007.

Executive Officers and Directors, page 65

3.	With respect to Barbara Cambon and Stuart Gabriel, please describe their business experience, including positions held, during the past five years. Refer to Item 401 of Regulation S-K.

We have revised the biographies of Ms. Cambon and Mr. Gabriel and specified the periods during which each held any employment positions over the last five years. See page 70.

Organization, Offering and Related Costs, page F-7

4.	Please expand your discussion to clarify how under SFAS 5 you record your obligation to repay organization, offering, and related costs incurred by the Advisor and its affiliates on your behalf. Further, the note should clarify how offering and organization costs incurred on the registrant’s behalf for which repayment is not required or has been forgiven, are accounted for as capital contributions in accordance with SAB Topic 5T.

As disclosed on page F-7, the advisory agreement provides that expenses incurred by the advisor on behalf of the Company will not become reimbursable to the advisor unless and until the Company has received and accepted subscriptions for the minimum offering amount of $2.5 million in its initial public offering. Once the Company has raised the minimum offering amount, the payment/reimbursement of offering expenses by the Company will be capped such that the total offering expenses (including selling commissions and the dealer manager fee) paid or reimbursed by the Company will not exceed 15% of gross offering proceeds on a continuing basis. In other words, the costs will only become a liability to the Company to the extent selling commissions, the dealer manager fee and other organization and offering costs do not exceed 15% of gross offering proceeds.

As a result, the $618,000 of organization and offering costs at December 31, 2007 are not recorded on the consolidated balance sheet of the Company because such costs are not a liability of the Company until subscriptions for the minimum number of shares (representing $2.5 million in gross offering proceeds) are received and accepted by the Company. Further, these costs will only become a liability of the Company to the extent selling commissions, the dealer manager fee and other organization and offering costs do not exceed 15% of gross offering proceeds.

Organization costs incurred by the advisor as of December 31, 2007 may be reimbursed in a subsequent period if the Company has raised the minimum offering amount and such reimbursement would not cause the selling commissions, dealer manager fees and other organization and offering expenses borne by the Company as of the date of reimbursement to exceed 15% of gross offering proceeds. Since selling commissions, the dealer manager fee and other organization and offering expenses are limited to 15% of gross offering proceeds, the Company will need to raise approximately $11.3 million in gross offering proceeds for the entire $618,000 of costs at December 31, 2007 to be reimbursed by the Company to the advisor. The Company believes it will raise over $11.3 million; however, the Company’s success in raising any offering proceeds is not known at this time. If the Company raises the minimum offering amount but is unable to raise $11.3 million, the advisor’s right to receive reimbursement for these costs will be limited to approximately 5.5% (after payment of selling commissions and dealer manager fees) of gross offering proceeds.

We have considered SAB Topic 1B, SAB Topic 5T and SOP 98-5 in our determination of how to account for organization and offering costs. Under SAB Topic 5T, we do agree that these costs would have been incurred by the Company had it been acting on its own; however, under the advisory agreement, repayment is subject to the events and significant limitations outlined above. These costs are not a liability of the Company under SFAS 5 and SAB Topic 1B; therefore, SAB Topic 5T does not apply. As the costs become a liability of the Company, we plan to reflect these costs as a reduction of Additional Paid-in Capital. In addition, as required by SAB Topic 1B and SFAS 5, we have provided footnote disclosure of what the organization and offering costs would have been on a stand-alone basis.

Prior Performance Tables

5.	Please advise us when you intend to update your prior performance information for 2007.

We have updated the prior performance information for KBS-sponsored programs through December 31, 2007.

Very truly yours,

/s/ Robert H. Bergdolt

Robert H. Bergdolt

cc:	Charles J. Schreiber, Jr., Chief Executive Officer

KBS Real Estate Investment Trust II, Inc.

3